[ COMMERZBANK "LETTERHEAD" ]


April 28, 1995
SL/mm


Cobe Laboratories, Inc,
1185 Oak Street
Lakewood, CO 80215

Attention:  Mr. Sandy Lawson
            Vice President/Treasurer

                              U.S. $ Line of Credit Facility

Dear Mr. Lawson:

We, Commerzbank Aktiengesellschaft (the "Bank"), acting through our respective
                                         ----
Lending Offices (this term and certain other capitalized terms used herein are defined on Attachment 2), are pleased to confirm that, on the terms and conditions set forth herein, we hold available to Cobe Laboratories, Inc., a Colorado corporation, (the "Borrower"), a line of credit (the "Line of Credit")
                            --------                           ---- -- ------
in the aggregate principal amount at any time outstanding to the Borrower not exceeding



                              USD 5,000,000.00
                             (USD FIVE MILLION)


until further notice.

This letter agreement ("Letter Agreement") is not a commitment to lend but
                        ------ ---------
rather set forth options for loans or other extensions of credit which we may, in our sole discretion, make available to the Borrower and the terms of the Borrower's obligations to us in the event that any such credit is made available hereunder. We shall have the right to notify the Borrower orally or in writing at any time if, in our sole discretion, loans or other extensions of credit are no longer available hereunder or we have otherwise reduced the amount, or restricted the availability, of the Line of Credit, but no such notice shall affect the Borrower's obligations or our rights hereunder with respect to loans or other credits outstanding at the time of such notice.


The availability of any credit hereunder to the Borrower shall be subject to, among other conditions, the receipt by the Bank, and the continued effectiveness at all times hereunder, of


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 [ COMMERZBANK "LETTERHEAD" ]

page  2   of letter dd. April 28, 1995     to Cobe Laboratories, Inc.
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a letter of comfort (the "Letter of Comfort") executed by Gambro AB, a
                          ------ -- -------
company organized under the law of Sweden, in favor of the Bank in form and substance satisfactory to the Bank.

Options
-------

Eurodollar Rate Option: Eurodollar Rate Loans under the Line of Credit may
---------- ---- -------
be made at the Eurodollar Lending Office in minimum principal amounts of USD 500,000.00 and in integral multiples of USD 100,000.00 for fixed Interest Periods as selected by the Borrower and agreed to by the Bank. The principal amount of each Eurodollar Rate Loan shall be repaid on the last day of the Interest Period therefor or, if earlier, upon our DEMAND, in each case with accrued interest. The interest rate per annum for each Eurodollar Rate Loan will be negotiated not later than two Business Days prior to the requested drawdown on the basis of the Eurodollar Rate. Interest for any Interest Period longer than three months shall also be payable on the last day of each calendar quarter after such loan is made.

Prime Rate Option: Prime Rate Loans under the Facility may be made
----- ---- -------
available at the Domestic Lending Office either for an agreed-upon period or without a fixed maturity date, as the parties may agree, at an interest rate equal to our fluctuating Prime Rate. The principal amount of any Prime Rate Loan shall be repaid on the earlier of any agreed-upon maturity date and may be repaid, in whole or in part, on any earlier date selected by the Borrower, in each case with accrued interest on the principal amount repaid. Interest shall also be payable on the last day of each calendar quarter on any Prime Rate Loan then outstanding.

Additionally, the following terms and conditions will apply to the Line of
Credit:

1. Note. Your indebtedness under the Line of Credit shall be evidenced by
   ----
the Note in the principal amount of USD 5,000,000.00.

2. Borrowing Procedure. Loans may be made at your request upon notice to us
   --------- ----------
made by telephone, telex or letter, and we shall be entitled to rely upon any such request which we believe in good faith has been made by an officer or other person authorized to borrow on the Borrower's behalf. We will confirm each loan by sending you a confirmation containing the relevant terms and conditions, which confirmation shall constitute a supplement to and be part of this Letter Agreement. You agree to confirm the terms of each loan by returning to the Bank a signed copy of the respective confirmation, but notwithstanding such confirmation, you shall be deemed to have incurred indebtedness from the Bank, on terms and conditions set forth herein, in a principal amount equal to any credit made to any of your accounts with us or, if you have no account with us, equal to any amount transferred by us on your behalf. Each confirmation or other document or instrument executed in connection with this Letter Agreement shall be signed on your behalf by individuals duly authorized for such purposes by your borrowing resolution most recently delivered to us.


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 [ COMMERZBANK "LETTERHEAD" ]


page  3   of letter dd. April 28, 1995     to Cobe Laboratories, Inc.
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3. Interest. Interest shall be calculated on the exact number of days elapsed
   --------
based on a year of 360 days. Any amount of principal or, to the extent permitted by law, interest on any loan hereunder which is not paid when due shall bear interest until paid in full at a rate per annum equal to 2% above the Prime Rate.

4. Prepayment. You may, on at least two Business Days' notice, prepay any
   ----------
loan in whole or in part with accrued interest to the date of prepayment on the amount prepaid, provided that if due to any such prepayment, or any other prepayment made by you hereunder (including without limitation prepayment made upon our demand), we receive payment of principal of any loan other than on the last day of the Interest Period (if any) therefor, you agree to compensate us upon our demand for any applicable Prepayment Costs.

5. Payments and Notices. All payments of principal and interest hereunder
   -------- --- -------
shall be made in immediately available funds to the Federal Reserve Bank of New York, for the account of Commerzbank Aktiengesellschaft, New York Branch, ABA no. 026-008-044, reference Cobe Laboratories, Inc., Account No. 123-1004704, for the account of the respective Lending Office.

If any payment becomes due hereunder or under the Note, or any Interest Period for a loan would otherwise end, on a day which is not a Business Day, then such payment shall be made, and such Interest Period shall end, on the next succeeding Business Day and such extension of time shall be included in the computation of interest due, but if, in the case of a Eurodollar
Rate Loan, such payment or termination would occur in a new calendar month then the same shall occur instead on the next preceding Business Day.

All notices and other communications hereunder shall be sent to you at your above address, or by telefax to (303) 231-4957 or by telephone to (303) 239-2169 in each case Attention: Sandy Lawson/Denise Martinez and to the Bank (subject to Paragraph 2 above) at 660 South Figueroa Street, Suite 1450, Los Angeles, CA 90017, or by telex to 678338 CBKLA UI or by telephone to (213) 623-8223, in each case Attention: Corporate Banking I.

6. Increased Costs. If we shall determine that (a) due to any Legal Event,
   --------- -----
there shall be any increase in our cost of funding, making or maintaining any loan hereunder, or (b) due to any Legal Event regarding capital adequacy, the rate of return on our Bank's capital shall be reduced, as a consequence of any extension of credit hereunder, to a level below that which we could have achieved but for such Legal Event, then and in any such event you shall have the option of either (i) paying to us an amount necessary to compensate us for such increased cost and/or reduction or
(ii) prepaying the principal amount of the relevant loan plus accrued interest to the date of prepayment, together with any applicable Prepayment Costs.

7. Financial Statements. Applicable banking regulations and our own
   --------------------
internal policies require


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 [ COMMERZBANK "LETTERHEAD" ]

page  4   of letter dd. April 28, 1995     to Cobe Laboratories, Inc.
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us to maintain on file credit information sufficient for an adequate appraisal of our assets. Accordingly, it is hereby agreed that you will provide to us, as soon as they become available, your annual and semiannual consolidated financial Statements including, without limitation, consolidated balance sheets and statements of income and changes in financial position.


8. Costs and Expenses. Each Borrower agrees to pay on demand all losses,
   ----- --- --------
costs and expenses, if any, of the Bank in connection with the enforcement of this Letter Agreement and the Note including, without limitation, the reasonable fees and out-of-pocket expenses of legal counsel for the Bank.

9. Binding Effect and Severability. This Letter Agreement and the Note shall
   ------- ------ --- ------------
be binding upon and inure to the benefit of both parties hereto and their respective successors and assigns, provided that the Borrower shall not have the right to transfer any of its rights or obligations hereunder without the Bank's prior written consent. If any provision of this Letter Agreement or the Note shall be held to be invalid or unenforceable, in whole or in part, neither the validity nor the enforceability of the remainder hereof or thereof shall in any way be affected. Nothing herein shall prohibit the Bank from pledging or assigning the Note to any Federal Reserve Bank in accordance with applicable law.

10. Governing Law and Jurisdiction. This Letter Agreement and the Note shall
    --------- --- --- ------------
be governed by and construed in accordance with the law of the State of New York. Place of jurisdiction for the parties shall be the State and Federal courts sitting in New York City, New York, to the jurisdiction of which you hereby irrevocably submit.

Kindly express your agreement to the foregoing terms by returning to us (1) the attached copies of this Letter Agreement and the execution copy of the Note, each duly signed, (2) corporate resolutions of the Borrower evidencing the authority of the individuals executing this Letter Agreement, the Note and other documents hereunder, and (3) an incumbency certificate certifying the names and true signatures of such individuals authorized to sign this Letter Agreement, the Note and any other documents to be delivered hereunder.

We appreciate this opportunity to be of service to your fine company and look forward to a long and mutually beneficial relationship.

Very truly yours,

                                    C O M M E R Z B A N K
                                      Aktiengesellschaft
                                      Los Angeles Branch

                      /s/ Christian Jagenberg    /s/ Steven F. Larsen
                         Christian Jagenberg       Steven F. Larsen
                           SVP and Manager          Vice President

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 [ COMMERZBANK "LETTERHEAD" ]

page  5   of letter dd. April 28, 1995     to Cobe Laboratories, Inc.
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AGREED AND ACCEPTED

COBE LABORATORIES, INC.


By:  /s/ George L. Garcia
    --------------------------------
Name:  George L. Garcia
Title: Corporate Controller


By:  /s/ Herbert S. Lawson
    --------------------------------
Name:  Herbert S. Lawson
Title: Vice Pres., CFO
Date:   5/12/95    , 1995
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